SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated May 19, 2020.

Autonomous City of Buenos Aires, May 19, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: Relevant Fact—DNU N°488/2020

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

In that sense, we inform you that Decree No. 488 of the National Executive Branch, published on May 19, 2020, on the Official Gazette of the Argentine Republic, provides, among other matters, that the deliveries of crude oil in the local market as of the effective date of said decree and until December 31, 2020, must be invoiced by the producers and paid by the refiners and marketers, applying a reference price for the Medanito crude oil of forty-five U.S. Dollars per barrel (USD 45/bbl). This price will be adjusted for each type of crude oil by quality and by port of loading.

The decree is effective as of May 19, 2020.

A link to the Decree (in Spanish) is below:

https://www.boletinoficial.gob.ar/detalleAviso/primera/229470/20200519

YPF S.A. is currently analyzing the effects of this measure.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 19, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer